November 25, 2008

BY EDGAR

Mr. Brick Barrientos
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:          Acceleration of Effectiveness Request
New Covenant Funds (the “Trust”)
File Nos.: 333-64981 and 811-09025
Accession No.: 0000894189-08-003684

Dear Mr. Barrientos:

On behalf of the Trust and its series, the New Covenant Growth Fund, the New Covenant Income Fund and the New Covenant Balanced Income Fund (the “Funds”), we hereby request acceleration of the registration statement filed on November 24, 2008, on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) as Post-Effective Amendment No. 11 (the “Amendment”) and the Investment Company Act of 1940, as amended (the “1940 Act”) as Post-Effective Amendment No. 13 so that the registration statement on Form N-1A would be declared effective on November 26, 2008.

This filing was made for the sole purpose of establishing series and class identifiers for the series of the Trust in existence prior to February 6, 2006.

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the 1933 Act, we have attached as a separate letter from New Covenant Funds Distributor, Inc., the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Wednesday, November 26, 2008, or as soon as practicable thereafter.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
for U.S. Bancorp Fund Services, LLC

Enclosure

NEW COVENANT FUNDS DISTRIBUTOR, INC. [letterhead]

November 25, 2008

BY EDGAR

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

New Covenant Funds

REQUEST FOR ACCELERATION.  As the principal underwriter of the New Covenant Growth Fund, the New Covenant Income Fund, and the New Covenant Balanced Income Fund (the “Funds”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, we request that effectiveness of the Registration Statement filed on Form N-1A on behalf of the Fund on November 24, 2008, be accelerated to Wednesday, November 26, 2008, or as soon as practicable thereafter.

Very truly yours,

/s/ Laura C. Plumley

Laura C. Plumley
General Counsel and Secretary
NEW COVENANT FUNDS DISTRIBUTOR, INC.